Mail Stop 0407

      April 21, 2005


Daniel S. Goldberg
President
New Skies Satellites Holdings Ltd.
c/o CT Corporation System
111 Eighth Avenue
New York, NY  10011

	RE:  	New Skies Satellites Holdings Ltd.
      Registration Statement on Form S-1/A
      Draft Received on April 14, 2005
      File No. 333-122322

Dear Mr. Goldberg:

      We have reviewed the draft amendment to your Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General
1. We note your Chief Executive Officer`s April 13, 2005 testimony before a House subcommittee in which he advocated changes to the ORBIT Act provisions that prohibit a merger of New Skies and Intelsat before 2012. Tell us in your response letter what consideration you have given to revising your disclosure to reflect your desire to pursue acquisitions, strategic combinations or other strategic transactions with Intelsat and other satellite communications companies as a means to address competition in your industry. In this regard, please address whether this desire is consistent with your dividend policy, which limits your ability to pursue growth, including significant acquisitions, during the initial four quarters.
Dividend Policy and Restrictions, page 39

	Estimated Cash Available to Pay Dividends..., page 41
2. We note your response to comment 4. Please clarify for us why you cannot estimate the amount annually since you believe you will generate enough Adjusted EBITDA to pay dividends on a quarterly basis. If you continue to believe that you are unable to calculate the amount based on minimum Adjusted EBITDA for each quarter, revise your table to include reference to this covenant and if true, include a statement confirming that you believe you would meet the requirements of this covenant, as indicated on page 51, for each of the Initial Four Quarters.

      Stock Compensation, page 84
3. We note that you refer to an independent valuation for your calculation of non-cash stock-based compensation expense. While you are not required to make reference to this independent valuation, when you do, you should include the consent of the expert in your Form S-1. Your disclosures should explain the method that management used to determine the valuation. Please revise to comply.

Exhibits
4. Please note in the index that you are seeking confidential treatment concerning portions of exhibits 10.34 and 10.35.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with a marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Kathleen Kerrigan, Staff Accountant, at (202) 942-1944, or Robert Littlepage, Accountant Branch Chief, at (202) 942-1947, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at (202) 942-1916, or me, at (202) 942-
1990,
with any other questions. Beginning Monday, April 25, 2005, you may reach each of us at (202) 551-3810, instead of at the previous telephone numbers.


					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	via facsimile (212) 455-2502
      Rise Norman, Esq.
	Simpson, Thatcher & Bartlett LLP

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Mr. Goldberg
New Skies Satellites Holdings Ltd.
April 21, 2005
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